May 12, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy

Re:	Julius Baer Americas Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on April 14, 2008 File No. 333-149178
Dear Ms. Hardy:
     On behalf of our client, Julius Baer Americas Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 25, 2008 (the “Comment Letter”) with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 12, 2008 (No. 333-149178) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed by the Company with the Commission on April 14, 2008.
     Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 has been filed by the Company today.
     The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the

Jennifer Hardy	2	May 12, 2008
comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2. All page number references in the Company’s responses are to page numbers in Amendment No. 2.
General
1.	Please provide additional details as to why Artio Global Investors, Inc. is not an investment company under Section 3(a)(1)(A). Please also clarify whether Artio Capital Management LLC has any other assets than cash.

Section 3(a)(1)(A) Analysis

Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) provides that an investment company includes any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Andrew Donohue, Director of the Division of Investment Management of the Commission, clarified the meaning of Section 3(a)(1)(A) in the context of alternative asset manager issuers in his testimony before the U.S. Senate about the offerings by Fortress Investment Group LLC (“Fortress”) and The Blackstone Group L.P. (“Blackstone”). According to Donohue, “As a general matter, under [this] orthodox investment company test, the focus is on the investment of the issuer’s own assets, not the assets of others (otherwise, all investment advisers might be deemed to be investment companies).”[1]

Artio Global Investors Inc. (the “Company”) is engaged primarily in the business of providing asset management services to others and not primarily in the business of investing in securities with its own assets. As described in detail in the registration statement, the Company does not hold itself out as being engaged primarily in the business of investing in securities. In the registration statement, the Company describes itself as “an asset management company that provides investment management services to institutional and mutual fund clients.”
In determining whether an issuer is primarily engaged in an investment company business, the courts, the Commission and the Staff have looked to the five-factor test set forth in Tonopah Mining Company of Nevada.[2] These factors are: (i) its historical development; (ii) its public representations of policy; (iii) the activities of its directors and officers; (iv) the nature of its present assets; and (v) the sources of its present

[1]	Andrew Donohue, Securities and Exchange Commission, “Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds “ before the Senate Committee on Finance (July 11, 2007).

[2]	26 SEC 426 (1947).

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income. The nature of the issuer’s assets and income are considered to be the most important factors in this analysis.

Substantially all of the Company’s revenues are comprised of investment management fees earned under investment advisory contracts with mutual funds, offshore funds, commingled vehicles, separate accounts and sub-advisory accounts. In addition, based on the analysis provided in the Company’s response to your letter dated March 10, 2008, investment securities comprise less than 40% of the Company’s total assets as required under Section 3(a)(1)(C) of the Investment Company Act. Thus, the two most important factors for determining the Company’s primary business indicate that the Company is primarily engaged through its wholly-owned subsidiaries in the investment management business and not in the business of investing, reinvesting or trading in securities.

The remaining three factors developed by the Commission and the courts also demonstrate that the Company is primarily engaged in the investment management business. Julius Baer Americas Inc. has been, and has held itself out as being, engaged in the investment management business since its inception, and the Company’s wholly-owned subsidiary, Julius Baer Investment Management LLC (to be renamed Artio Global Management LLC), has been a registered investment advisor since 1983. Finally, the officers and employees of the Company primarily focus their time and efforts on providing investment management services to its clients, and have historically spent and expect to continue to spend little to no time making investments on behalf of the Company itself.

In clarifying the Staff’s conclusion that Fortress and Blackstone were not primarily engaged in an investment company business, Donohue said, “We believe that the other factors that form the basis for the ‘primary engagement’ test provide further evidence that Blackstone and Fortress are engaged primarily in the business of managing money for others, and are not primarily in the business of investing for themselves. In each case, their income and revenues are primarily derived from their asset management business and not from their own investments; they hold themselves out as money managers and not as investors or investment companies; and they spend most of their time managing others’ money, not their own.”[3] As described above, the Company similarly satisfies the five factors set forth in Tonopah Mining and is therefore not primarily engaged in an investment company business.
     Thus, based on the foregoing factors, the Company is not an investment company under Section 3(a)(1)(A) of the Investment Company Act.
     Artio Capital Management LLC

[3]	See id.

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The only item on Artio Capital Management LLC’s balance sheet is approximately $1,000 of cash.
Cover page
2.	Please refer to the redemption of class C common stock here and on page 35 as a repurchase.

The Company has amended the cover page and page 34 (as well as other references throughout the document) to refer to the redemption of Class C common stock as a repurchase.

Prospectus Summary, page 1
Our Structure and Reorganization, page 6
3.	Please revise your disclosure to clarify whether the Principals will be transferring their interests in other operating entities beyond Julius Baer Investment Management LLC to Artio Global Holdings LLC, or if you have 100% ownership interests in these other operating entities that will be contributed. Please also state whether these other operating entities have any operating activities at the time of transfer of the ownership interests to Artio Global Holdings LLC in exchange for 100% ownership in Artio Global Holdings LLC.

As described on pages 7, 31 and 92 of Amendment No. 1, both the Company and the Principals will be transferring their interests in “one of [the] other operating subsidiaries” of the Company, in addition to Julius Baer Investment Management LLC, to Artio Global Holdings LLC. The Company has clarified the disclosure on pages 6, 30 and 96 of Amendment No. 2 to clarify that the Principals will be transferring their interests in both Julius Baer Investment Management LLC as well as Artio Capital Management LLC (the only other operating entity) to Artio Global Holdings LLC. Artio Capital Management LLC will be the entity that will engage in the Company’s private equity business which is in the process of being launched. The Company does not expect Artio Capital Management LLC to have any other operating activities at the time of transfer of the interests to Artio Global Holdings LLC.

4.	Please explain that the term economic rights means the rights to dividends.

The Company has amended the disclosure on pages 6, 10 and 30 to explain that “economic rights” includes rights to dividends and distributions upon liquidation.

Jennifer Hardy	5	May 12, 2008
Incurrence of New Debt, page 8
5.	Quantify the amount of the one-time distribution the principals will receive on an aggregate and individual basis. Disclose why the operating company is making this special one-time distribution.

The Company quantified on pages 8-9 of Amendment No. 1 the amount of the one-time distribution that each of the Principals will receive on an aggregate and individual basis. The Company has quantified this amount in this section as well per the Staff’s request and has clarified this further and explained the reason for making the distribution on pages 7, 8 and 31 of Amendment No. 2.

Distributions and Expenses Associated with Our Existing Owners, page 8
6.	We note your response to comment 10 in our letter dated March 10, 2008. Please provide the requested information on a group and individual basis in tabular form and describe the purposes for these distributions or payments. Also clarify how future distributions will be calculated and made to the Principals. If the Principals received any distributions from the dividends issued in 2007 or 2008, please also disclose in this section.

The Company has provided the requested information (including the purposes for the distributions and payments) on a group and individual basis in tabular form on page 8. In addition, the Company has clarified how future distributions will be calculated and made to the Principals, including, with respect to payments under the tax receivable agreement, to explain that the amount and timing of the payments will vary depending on a number of factors, including the timing of exchanges, the price of the Company’s Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the Company’s income and the tax rates then applicable. As was described in Amendment No. 1, the Principals did not receive any distributions from dividends issued in 2007 or 2008 but did receive distributions relating to their profits interests. The amounts of such distributions have been quantified on both an individual and aggregate basis in the table on page 8.

7.	Please disclose why you will repurchase the shares of class C common stock from your parent and the affect of this transaction. Clarify which individuals will receive the money (offering proceeds) from this repurchase.

The Company has provided additional disclosure on pages 8, 31 and 34 of Amendment No. 2 to explain that it will repurchase the shares of its parent’s Class C common stock in order to enable its parent to liquidate a portion of its shareholding in the Company.

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As described on pages 9, 32 and 35 of Amendment No. 1, Julius Baer Holding Ltd. is the only entity that will receive the money (offering proceeds) from this repurchase.
Risk Factors, page 15
We are subject to risks relating to our new initiatives..., page 20
8.	Please revise your disclosure to expand upon your statement that your growth strategy will require significant investment if you have been or may be required to make capital commitments to your current hedge fund strategy and your future hedge fund strategies and private equity fund strategies. Please also disclose any other potential impacts these strategies may have on your consolidated financial statements and liquidity.

The Company has provided additional disclosure on page 20 to explain that, in addition to hiring additional investment professionals, it may be required to make capital commitments to its current and future hedge fund strategies and private equity strategies. The Company currently has no material capital commitments and does not expect any future capital commitments to have a material impact on its consolidated financial statements or liquidity and has not identified any other potential impacts these strategies may have on its consolidated financial statements or liquidity from those set forth in the risk factor.

Use of Proceeds, page 35
9.	Please identify the individuals who receive the money from the repurchase, i.e. from distribution of the proceeds.

As described on page 35 of Amendment No. 1 and page 34 of Amendment No. 2, the Company will use the net proceeds to repurchase shares of Class C common stock from Julius Baer Holding Ltd., the Company’s parent. Julius Baer Holding Ltd. is the only entity that will receive money from the distribution of proceeds by the Company. The Company will not retain any of the net proceeds and will not distribute any of the net proceeds to either of the Principals or to any other individual.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49
Operating Results, page 55
10.	Please either revise your analysis of assets under management for each period presented to discuss the impact the performance of the underlying investments have had on total assets under management, or provide an analysis as part of your revenues analysis. Since your clients

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are paying you management fees for your investment strategies, it would seem material to discuss the returns your investment strategies have been providing for each period presented.

The Company has provided additional disclosure on pages 55-59. The Company has separately provided information on the historical returns of its investment strategies in the Business section on pages 77-84.

Liquidity and Capital Resources, page 61
11.	We note the revised disclosures you have included on page 62 in response to comment 24 in our letter dated March 10, 2008. Specifically, we note that you intend to fund the tax receivable agreement payments to the Principals from the “cash savings” generated by the increase in assets from the exchange of equity instruments by the Principals. On page 100 you note that the “cash savings” is computed by comparing the actual income tax liability to the amount that you would have otherwise been required to pay without the increase in fair value. As such, the “cash savings” is a lack of cash flow out rather than a cash flow in. Please revise your disclosure to provide a more detailed explanation as to how you intend to fund the payments under the tax receivable agreement. Also, please address the following:
•	We note that the “cash savings” depends on whether there is taxable income to offset the increase in depreciation and amortization. Please include disclosure regarding the timing of the payments of the tax receivable agreement in relation to when the equity instruments are exchanged and when it is known that the increase in depreciation and amortization will be utilized to offset taxable income.

•	We note that you may early terminate the tax receivable agreement, which would cause you to pay the net present value of all payments that would be required to be paid under the tax receivable agreement. Please include disclosure for this right, including how you would fund such a payment.

•	We note that if the IRS successfully challenges the tax basis increase, the Principals are not required to reimburse you for the amounts they received up to that point. Please disclose this term of the agreement in this disclosure.

The Company has provided additional disclosure on pages 62-63.

12.	Please revise your non-GAAP presentations of net cash provided by continuing operating activities and net cash provided by (used in) investing activities to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Also, please revise the titles of these non-

Jennifer Hardy	8	May 12, 2008
GAAP measures in accordance with Item 10(e)(1)(ii)(E) of Regulation S-K. Otherwise, please remove the presentation of these non-GAAP measures and state the amount of the investment in marketable securities included in operating cash flows versus in investing cash flows for each period presented.

The Company has revised its non-GAAP presentations of net cash provided by continuing operating activities and net cash provided by (used in) investing activities on pages 63-64 to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and has revised the titles of the non-GAAP measures.

Market Risk, page 63
13.	We note your response to comment 27 in our letter dated March 10, 2008 in which you believe your original disclosures for each of your market risks comply with the disclosure requirements per Item 305 of Regulation S-K. However, it remains unclear to us how you arrived at this conclusion. Item 305(a) of Regulation S-K requires quantitative information about each market risk using one of three methods. In this regard, you have not provided quantitative information about the impact on your fees if the market value of the assets under management were to change. You have also not provided quantitative information for your exchange rate risk on your revenues and/or investments or for your interest rate risk on your revenues. Item 305(b) of Regulation S-K requires information about your market risk exposures and how you manage such exposures. If you do not have a risk management policy for your market risks, you should state as such. It does not appear that you have disclosed your risk management policy, if any, for any of your market risks. Please revise your disclosures accordingly, or provide us with a detailed explanation as to why you believe your disclosures address the disclosure requirements in Item 305 of Regulation S-K.

The Company has provided additional disclosure on pages 65-66.

Critical Accounting Policies and Estimates, page 65
Revenue Recognition, page 65
14.	We note that in response to comment 28 in our letter dated March 10, 2008, you included disclosure for the fair value of the assets under management. Given the significant impact the fair value of the assets under management has on your consolidated financial statements, we believe investors should be provided with sufficient information to understand how the fair value of the assets you manage are determined and the impact a change in any material assumptions made to estimate such fair values. Please further revise this disclosure to address each of the following points:

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•	Disclose the amount or percentage of assets under management that are valued using observable market prices, observable market prices adjusted for a significant event, fair value models for each of the three years ended December 31, 2007.

•	For those assets based on adjusted observable market prices, disclose the fair value technique used. Also disclose the material assumptions used in the fair value model and the sensitivity of those assumptions on the fair value of the assets and the impact to revenues.

•	For those assets based on fair value pricing techniques prepared by an independent fair value service, provide a description of the valuation techniques or models used to estimate the fair value of these assets. Please also provide a discussion of the material assumptions included in such fair value techniques, including the sensitivity of those assumptions on the fair value of the assets under management and the revenue you have recognized. Please also include a discussion of how you validated the techniques or models used.
Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

The Company has provided additional disclosure on pages 67-68 as per the Staff’s request; however, as noted by the disclosure, the valuations are generally conducted by third parties, usually pursuant to rules applicable to registered investment companies, and the Company has therefore not included some of the requested disclosure as it is not applicable to the Company since the Company does not itself conduct the analyses.

15.	We note your reference to an independent fair value service regarding the estimation of the fair value of certain of your assets under management in connection with your recognition of management fees. Please either identify the independent fair value service or delete your reference to them. We remind you that if you continue to refer to the third party expert, you will need to include this expert’s consent in as an exhibit to the Form S-1. Refer to Section 436(b) of Regulation C for guidance.

The Company has deleted the reference to the independent fair value service on page 67.

Business, page 67
Investment Strategies and Performance, page 72
16.	We note your response to comment 33 in our letter dated March 10, 2008. Specifically, we note that you measure performance on an individual fund basis, or at the product level, and also on a composite basis, or at the strategy level. However, you continue to only include historical performance information at the strategy level. We further note investment management fees are earned under investment advisory contracts at the product level and not the strategy level. As such, it

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remains unclear why you have not also included historical performance information along with the assets under management and/or the net asset value and the range of fee percentages at the product level for each fund, investment vehicle, and separate accounts pooled together. Please quantify this information for each of the individual funds and other individual investment vehicles that you list on pages 50-52. Also list each individual fund and other individual investment vehicle under the applicable investment strategy.

The Company has provided additional disclosure on pages 77-84 with respect to the assets under management and returns of its SEC registered mutual and private offshore funds, institutional commingled funds, separate accounts and sub-advisory accounts for each of its investment strategies. In addition, the Company has provided additional disclosure with respect to its fee ranges on pages 48-50. The returns generated at the individual product level for the year ended December 31, 2007 were substantially similar to the returns generated at the composite level (which the Company already presents in the tables on pages 77-84). The Company has provided disclosure to this effect, but has not provided returns at the individual product level because providing historical performance information at the individual product level would add a significant number of pages to the Business section of additional charts and details, which the Company considers to be immaterial to investors in light of the fact that the returns are substantially similar to those at the composite level, as the Company has now noted in Amendment No 2.

17.	We note in your response to comment 33 in our letter dated March 10, 2008 that the composites represent 96% of the company’s total assets under management. Please explain what comprises the remaining 4% of assets under management.

The remaining 4% of assets under management (included in the list of strategies on page 77 and discussed in the text in the succeeding pages, but not included in the composite tables presented on pages 79-83) comprise: (i) Other International Equity, (ii) U.S. Fixed Income and Cash and (iii) Global Balanced. The Company has added a table presenting historical performance information for the Global Balanced composite on page 83. With respect to Other International Equity and U.S. Fixed Income and Cash, although the Company has included textual disclosure (see the third bullet on page 78 for a description of Other International Equity and the second bullet on page 79 for a description of U.S. Fixed Income and Cash), it has not included these as part of the composite tables presented because they represent non-core strategies of the Company going forward and involve a number of different composites that would make presentation of the composites complex and lengthy, which we did not think appropriate in light of the small size and relative unimportance of these strategies.

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18.	We note your response to comment 34 in our letter dated March 10, 2008. Please describe in greater detail:
•	the funds in your sub-advisory accounts;

•	the institutional commingled funds; and

•	the assets or funds in the separate accounts.
The Company has provided additional disclosure on page 76.
Compensation Discussion and Analysis, page 90
19.	We note your response to comment 38 in our letter dated March 10, 2008; however, identification of the companies used for benchmarking is required pursuant to Item 402(b)(2)(xiv) of Regulation S-K. Therefore, please list all the companies used in your benchmarking analysis.

The Company has listed all the companies used in its benchmarking analysis on pages 94-95.

20.	We note your response to comment 40 in our letter dated March 10, 2008. Please disclose in greater detail how the individual performances relative to their goals were determined for the Principals. For example, list the performance goals for each Principal and explain how the company determines whether those goals and objectives have been met. Also explain in greater detail how your performance factored into the bonuses.

As described on pages 93-96, discretionary bonuses have historically not been paid to the Principals. Because discretionary bonuses have not been paid to the Principals, there were no individual performance goals for the Principals to be described.

Report of Independent Registered Public Accounting Firm, page F-2
21.	Please request KPMG LLP to revise its report to include its city and state. Refer to Rule 2-02(a) of Regulation S-X for guidance.

KPMG LLP has revised its report on page F-2 to include its city and state.
Julius Baer Americas Inc. Consolidated Financial Statements for the Fiscal Year Ended December 31, 2007
Consolidated Statements of Cash Flows, page F-7
22.	We note the additional disclosure you included on page F-10 in response to comment 57 in our letter dated March 10, 2008. However, it remains

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unclear how you are reflecting the effect of exchange rate changes on your cash balances on your consolidated statements of cash flows. Please advise. Refer to paragraph 25 of SFAS 95 for guidance.

The Company has amended its Consolidated Statement of Cash Flows on page F-7 to reflect the effect of exchange rate changes on cash balances.
(2) Summary of Significant Accounting Principles, page F-8
(b) Consolidation, page F-8
23.	We note the revised disclosure you have included in response to comment 55 in our letter dated March 10, 2008. Please further revise your disclosure to address the following:
•	Please explain what the commingled institutional investment vehicles are including the trusts and membership organizations. In this regard, you may need to provide additional disclosure in your Business section, as these instruments do not appear to be mentioned elsewhere and it is unclear how these instruments relate to your investment products and/or your investment strategies.

•	Please clarify how you determined the membership organizations are voting interest entities.

•	Please clarify how you determined the membership organizations are not controlled by you since you are the managing member. Refer to EITF 04-5 for guidance.

The Company has provided additional disclosure on page F-9 as well as in the Business section on page 76.

24.	We note that your consolidation policy only addresses the commingled institutional investment vehicles, which you manage and advise. Please tell us what consideration you have given to the consolidation literature, such as FIN 46R, ARB 51, EITF 04-5, etc., in terms of the Julius Baer Investment Funds you also manage and advise. Please revise your disclosure, as appropriate, to provide investors with a clear understanding of your application of the consolidation literature to your consolidated financial statements.

The Company has provided additional disclosure on page F-9.

(i) Retirement plans, page F-10
25.	We note your revised disclosures in response to comment 59 in our letter dated March 10, 2008. In this regard, we note your statement that contributions to the qualified and nonqualified defined contribution pension plans have a three-year cliff vesting. Please include disclosure

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that clarifies when you recognize the costs for these plans. Refer to paragraph 64 of SFAS 87 for guidance.

The Company has provided additional disclosure on page F-11.

(1) Income taxes, page 13
26.	We note your revised disclosure in response to comment 64 in our letter dated March 10, 2008. Please further revise your disclosure to clarify your policy for recognizing interest and penalties on your consolidated statements of income based on the guidance in paragraph 19 of FIN 48. In this regard, please note that interest may be classified as either income taxes or interest expense, and penalties may be classified as either income taxes or another expense.

The Company has provided additional disclosure on page F-11.

(4) Related Party Activity, page F-12
27.	We note the additional disclosure you included on page F-12 in response to comment 48 in our letter dated March 10, 2008. Specifically, you attribute $935,700 of due from affiliates to other affiliates for services and the entire $5,710,700 of the due to affiliates line item to other affiliates for services. However, it does not appear as though you have provided a discussion of the related party transactions that generated these amounts in your disclosure. Please either advise us how such amounts are reflected in the corresponding disclosure; tell us why such disclosure is not material; or provide such disclosure.

The Company has provided additional disclosure regarding these transactions on page F-14.

(8)	Benefit Plans and Deferred Compensation, page F- 15
28.	We note your disclosure on page F-10 that you recognize compensation expense for your deferred compensation plans ratably over the vesting period. We further note your disclosure that you amended your Unfunded Plan during December 2007 to change the payment date to the earlier of an initial public offering or December 31, 2008. Please confirm and revise your disclosure to state that this change in the timing of the payment also changed the vesting period. Otherwise, please clarify the impact of such payment if the employee terminates employment prior to completing the vesting period. If the change in payment date also impacted the vesting period, please confirm to us and revise your disclosure to state that you have adjusted the period over which you are recognizing compensation expense for the Unfunded Plan, in addition to disclosing the impact on compensation expense going forward either in your footnote disclosure or within MD&A.

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     The Company has provided additional disclosure on page F-17.
     We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-4111.

Very truly yours,

Michael Kaplan

cc:	Richard Pell Catherine Clarkin